CIGNA CORPORATION		EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Six Months Ended
	June 30,
	2006	2005

Income before income taxes	$936	$1,102

Adjustments:
Loss from equity investee	-	(1)

Income before income taxes, as adjusted	$936	$1,101

Fixed charges included in income:

Interest expense	$49	$53
Interest portion of rental expense	17	18

	66	71

Interest credited to contractholders	-	1

	$66	$72

Income available for fixed charges (including interest
credited to contractholders)	$1,002	$1,173

Income available for fixed charges (excluding interest
credited to contractholders)	$1,002	$1,172

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	15.2	16.3

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	15.2	16.5